Exhibit 12.1

Endurance Specialty Holdings Ltd.

Statement regarding computation of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	(Unaudited) Nine months ended September 30, 2014	Fiscal Year Ended December 31,
		2013	2012	2011	2010	2009
Net income (loss)	263,877	311,915	162,516	(93,734)	364,738	536,104
Add (deduct):
Income tax (expense) benefit	3,734	(5,853)	(3,346)	23,006	(7,160)	11,408

Income (loss) before income taxes	260,143	317,768	165,862	(116,740)	371,898	524,696

Endurance fixed charges:
Interest expense	31,910	36,188	36,174	36,254	34,762	30,174
Imputed interest on operating leases	3,860	4,900	5,067	4,067	3,700	3,800
Credit facility issuance costs amortized	506	675	552	260	240	220

Total Fixed Charges	36,276	41,763	41,793	40,581	38,702	34,194

Earnings (deficiency)	296,419	359,531	207,655	(76,159)	410,600	558,890
Fixed charges	36,276	41,763	41,793	40,581	38,702	34,194

Ratio of earnings (deficiency) to fixed charges	8.17	8.61	4.97	(1.88)	10.61	16.34

Net income (loss)	263,877	311,915	162,516	(93,734)	364,738	536,104
Add (deduct):
Income tax (expense) benefit	3,734	(5,853)	(3,346)	23,006	(7,160)	11,408

Net income (loss) before income taxes	260,143	317,768	165,862	(116,740)	371,898	524,696

Endurance Fixed Charges:
Interest Expense	31,910	36,188	36,174	36,254	34,762	30,174
Imputed interest on operating leases	3,860	4,900	5,067	4,067	3,700	3,800
Credit Facility issuance costs amortized	506	675	552	260	240	220
Preference share dividends	24,564	32,750	32,750	24,125	15,500	15,500

Total Fixed Charges including preference share dividends	60,840	74,513	74,543	64,706	54,202	49,694

Earnings (deficiency)	296,419	359,531	207,655	(76,159)	410,600	558,890
Fixed charges including preference share dividends	60,840	74,513	74,543	64,706	54,202	49,694
Ratio of earnings (deficiency) to fixed charges and preference share dividends	4.87	4.83	2.79	(1.18)	7.58	11.25